Exhibit (12)
[Letterhead of Willkie Farr & Gallagher LLP]
October 4, 2010
Large Cap Growth Portfolio
Seasons Series Trust
One SunAmerica Center
Los Angeles, CA 90067-6022
Large Cap Composite Portfolio
Seasons Series Trust
One SunAmerica Center
Los Angeles, CA 90067-6022
Ladies and Gentlemen:
                    You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) Large Cap Growth Portfolio (the “Acquiring Fund”), a separate series of Seasons Series Trust (“Portfolio”), a Massachusetts business trust, (ii) Large Cap Composite Portfolio (the “Acquired Fund”), a separate series of the Portfolio, and (iii) the holders (the “Shareholders”) of voting shares of beneficial interest of the Acquired Fund (the “Acquired Fund Shares”), when the Shareholders receive solely voting shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) in exchange for their Acquired Fund Shares pursuant to the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund (the “Reorganization”), all pursuant to that certain Agreement and Plan of Reorganization, dated August 11, 2010, adopted by the Board of Trustees of the Portfolio on behalf of the Acquiring Fund and by the Board of Trustees of the Portfolio on behalf of the Acquired Fund (the “Plan”). This opinion is being delivered pursuant to Section 8.6 of the Plan. The assets to be acquired by the Acquiring Fund are defined in Section 1.2 of the Plan (“Assets”). The liabilities to be assumed by the Acquiring Fund are defined in Section 1.3 of the Plan (“Assumed Liabilities”).
                    We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

Large Cap Growth Portfolio
Large Cap Composite Portfolio
October 4, 2010

                    We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Acquired Fund set forth in the Plan and representations made in letters from the Acquiring Fund and the Acquired Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.
                    The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.
                    Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:
•	the transfer to the Acquiring Fund of the Assets of the Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund to its Shareholders of Acquiring Fund Shares in complete liquidation of the Acquired Fund, all pursuant to the Plan, constitutes a reorganization within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

•	under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of Assets of the Acquired Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities of the Acquired Fund;

•	under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund upon the transfer of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities or upon the distribution of the Acquiring Fund Shares to its Shareholders in liquidation of the Acquired Fund, except for (A) any gain or loss that may be recognized on “section 1256 contracts” as defined in Section 1256(b) of the Code as a result of the closing of the tax year of the Acquired Fund, (B) any gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized as a result of the closing of the tax year of the Acquired Fund;

•	under Section 354 of the Code, no gain or loss will be recognized by the Shareholders on the receipt of Acquiring Fund Shares solely in exchange for their Acquired Fund Shares;

Large Cap Growth Portfolio
Large Cap Composite Portfolio
October 4, 2010

•	under Section 358 of the Code, the aggregate basis of the Acquiring Fund Shares received by each Shareholder pursuant to the Plan will be the same as the aggregate basis of the Acquired Fund Shares exchanged therefor by such Shareholder;

•	under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Shareholder pursuant to the Plan will include the holding period of the Acquired Fund Shares exchanged therefor, provided that the Shareholder held the Acquired Fund Shares as capital assets at the time of the Reorganization;

•	under Section 362(b) of the Code, the basis of the Assets of the Acquired Fund transferred to the Acquiring Fund in the Reorganization will be the same in the hands of the Acquiring Fund as the basis of such Assets in the hands of the Acquired Fund immediately prior to the transfer, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Fund on the termination of the Acquired Fund’s taxable year or on the transfer to the Acquiring Fund; and

•	under Section 1223(2) of the Code, the holding periods of the Assets of the Acquired Fund transferred to the Acquiring Fund in the Reorganization in the hands of the Acquiring Fund will include the holding period of each of the Asset held by the Acquired Fund, except for any assets which may be marked to market for federal income tax purposes on the termination of the Acquired Fund’s taxable year or on which gain was recognized upon the transfer to the Acquiring Fund.
                    Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate or if any of such covenants or obligations are not satisfied in all material respects.
Sincerely yours,
/s/ WILLKIE FARR & GALLAGHER, LLP